Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
November 9, 2004	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com

VIA EDGAR

H. Roger Schwall
Associate Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

            RE:     James River Coal Company
                        Form S-1 filed August 13, 2004
                        File No. 333-118190

Dear Mr. Schwall:

            At the request and on behalf of our client, James River Coal Company (the “Company”), we hereby file this letter, via EDGAR, in response to the comment letter dated November 4, 2004 from the Staff, concerning the above-referenced registration statement.

            We provide below responses to the Staff’s comments on behalf of the Company.  As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out below each of the Staff’s comments (in bold face type) followed by our response.  A copy of this letter is being sent to the Staff by courier delivery.

            Unless the context requires otherwise, references to we, our, us, James River or the Company in this letter refer to James River Coal Company.

H. Roger Schwall Novenber 9, 2004 Page 2

General

1.	We note your response to our prior comment number 2. It remains unclear to us how your financial statements are not materially different as of May 6, 2004 compared to April 30, 2004. Our position on the presentation of financial information as of a date other than the effective date of your emergence from bankruptcy is predicated upon a lack of material financial statement differences. It appears your senior secured credit facility represents an amount that is material to your financial statements. As you have not demonstrated to us a lack of material financial statement differences, it appears you should amend your filing to present financial information as of May 6, 2004.

Response:

The senior secured credit facility is a loan from an unrelated financial institution.  The financial institution did not have a claim in our bankruptcy, and was only involved in providing a working capital loan to us after we emerged from bankruptcy.  The loan was entered into to refinance the DIP facility and to provide working capital.  Our closing of this loan with the third party financial institution did not have an impact on our fresh start accounting entries.

For these reasons, we believe that the impact of entering into the senior secured credit facility does not affect our analysis of whether it is appropriate to use a convenience date in applying fresh start accounting as allowed by Paragraph 48 of SFAS 141.

We believe that the materiality of the results of operations for the first six days of May (the “Convenience Period”) should be considered in making a determination as to whether our financial statements at April 30, 2004 are materially different from our financial statements at May 6, 2004.  In making our determination that April 30, 2004 was appropriate for use as a convenience date, we first considered that, during the Convenience Period, our operations were conducted only in the normal course.  There were no unusual transactions during the Convenience Period that affected our results of operations or our balance sheet.  Based on our estimated results for 2004, and assuming the results of operations for the Convenience Period were equal to a pro rata portion of the two months ended June 30, 2004 (which we have no reason to believe otherwise), the impact of excluding the Convenience Period is approximately 2.5% of projected annualized revenue, 2.2% of projected annualized operating costs and 4.6% of projected annualized operating profit.  The results of our operations for the Convenience Period would also affect our balance sheet, which was used in applying fresh start accounting.  The effect of the results of operations for this period on our working capital (after consideration of capital expenditures for the period) would be less than 1% of our total assets post-fresh start, and less than 1% of our reorganization value.

H. Roger Schwall Novenber 9, 2004 Page 3

Accordingly, we believe that the impact of the Convenience Period is not material to our results, and that the use of April 30, 2004 for convenience purposes is appropriate.  We also note that we have disclosed in several places in the Prospectus that we have used April 30, 2004 as the convenience date, and that the use of this date did not have a material effect on our financial statements.

However, we believe that the impact of the $20.0 million in proceeds from the senior secured credit facility is not material to the financial statements at the date we implemented fresh start accounting.  It is important to note that we used $10.1 million of the proceeds to repay current liabilities, and retained the remaining $9.9 million as cash.  The following table illustrates the impact of the senior secured credit facility on the opening balance sheet of the Successor Company.

	As Stated	Results Adjusted for Facility	Percentage Impact
Current Assets	$ 63,834	$ 73,746	13.4%
Current Liabilities (excludes DIP Loan)	50,896	47,208	7.2%
DIP Loan	6,400	0	N/A
Senior Secured Credit Facility	0	20,000	N/A
Total Assets	323,118	333,030	3.0%
Total Liabilities	259,827	269,739	3.7%
Net Assets (Equity)	63,291	63,291	0%

The impact of this transaction represents approximately 3.0% and 3.7% of total assets and total liabilities, respectively, which we believe is immaterial to our financial statements.  We have also considered SAB 99, which states that while the Staff would not object to using a “rule of thumb” such as 5% in determining materiality, it cannot be substituted for a full analysis of all relevant considerations.  We note further from SAB 99 that a matter is considered material if there is a substantial likelihood that a reasonable person would consider it important.  Thus, in making our assessment, we also considered the following:

  The senior secured credit facility only impacts the balance sheet, and does not have an impact on income or any earning trends.

H. Roger Schwall Novenber 9, 2004 Page 4

  While the senior secured credit facility has a greater than 5% impact on current assets and current liabilities, we believe that, from a financial user standpoint, it is more appropriate to consider the impact on our capitalization.  We note that the senior secured credit facility’s only impact on capitalization is the impact of the repayment of $3.7 million in current payables, and we believe that the conversion of a short-term liability to a long-term liability does not materially impact the financial statements.  The remaining portion of the senior secured credit facility does not impact our capitalization, as it either replaced existing debt ($6.4 million DIP loan) or was retained as cash ($9.9 million).

  The $20 million borrowing of the senior secured credit facility is fully and fairly disclosed.  We believe that this disclosure provides the user of the financial information with adequate information with respect to the facility.

Therefore, based on the above, we believe that using April 30, 2004 for convenience purposes, as allowed by Paragraph 48 of SFAS 141, is appropriate.

Financial statements

Note – 1(h) Impairment of Long-Lived Assets, page F-12

2.	In our prior comment number 9, we requested an understanding of the timing of your determination to no longer mine the area you had referenced. It appears from your response that you may have overlooked this aspect of our prior comment. Please provide a clear timetable of events relative to your Bledsoe and McCoy Elkhorn operations and any other operations that contributed significantly to your abandonment charges, including the date operations were suspended, the periods of assets being idle, the timing of reserve determination as being either depleted or uneconomic, and the date of the abandonment decision.

Response:

It is important to understand in reviewing the timing of the write-offs that coal prices spiked in the summer of 2001, prior to returning to historically low levels in late 2001 and into 2002.  In 2002, we believed that the pricing environment for coal would not improve in the near future, and, as a result, our management made a number of decisions to abandon mines, properties and facilities that were previously considered economical to mine and/or operate.  The following is a timetable of abandonments at locations that made up a significant portion of the fixed asset disposals, write-off of mine development costs and write-off of prepaid royalties.

H. Roger Schwall Novenber 9, 2004 Page 5

Location	Costs	Last Month Used	Discussion
Blue Diamond – Mine #71	$135,000 (fixed assets) and $1.1 million (development costs)	January 2002

This mine was an operational mine into 2002.  During 2002, a determination was made to close the mine and access the remaining reserves through a different mine (Mine #75), resulting in the write-off of the previously capitalized costs.

Blue Diamond – Royalties	$4 million (prepaid royalty)	January 2002

An advance payment was made for prepaid royalties in 1997 (as part of acquiring a mineral lease).  The related lease provided the right to mine the coal.  In 2002, the reserves were deemed exhausted and the unamortized costs were written off.

Blue Diamond – Mine #77	$2.5 million (development costs)	April 2002

This mine was an operational mine into 2002.  During 2002, an underground mine fire occurred in a primary route to one area of the mine.  We determined that the damaged route was no longer useable and that an alternate route would need to be developed (and in fact was developed).  The write-off relates to the costs associated with the closed route.

Blue Diamond – Refuse Impoundment	$654,000 (fixed assets)	1999

In 1999, this facility began to leak and could not be used without government approved plans for repair.  We subsequently submitted a plan to remediate the facility so that it could continue to be used.  In 2002, we determined it would not be cost effective to pursue the plan to remediate the facility, and therefore decided to abandon the facility.

H. Roger Schwall Novenber 9, 2004 Page 6

Location	Costs	Last Month Used	Discussion
Bell County – BC#1 Tunnel and Garmeada	$1.2 million (development costs)	June 2001

This mine was temporarily idled during 2001 after geologic conditions deteriorated in the mine.  At the time of the closure, there remained significant reserves to be mined.  In 2002, after further evaluation of the costs to reopen the mine, it was determined that the reserves would need to be accessed from a different mine location, resulting in write-off of these development costs (the closing of the mine also resulted in the tunnel being of no use).

Bell County – Coal Silo	$756,000 (fixed assets)	July 2001 – inspection August 2002 – Management determines to write-off silo

We inspected and found that these clean coal silos were structurally deficient in 2001, and determined that the silos could only be used at a reduced capacity.  In August 2002, we decided to correct the deficiencies in the silo, and the costs associated with the damaged silo were written off.

Bledsoe – Shell Branch Mine and Preparation Plant	$211,000 (development costs) and $2.4 million (fixed assets – preparation plants).	Shell Branch – March 2002 Preparation Plant – May 2002

This mine (Shell Branch) was a productive mine until a drop in the market caused us to close the mine in 2002.  As a result of the closure of this mine, the preparation plant was also abandoned due to the lack of economical reserves in this area.  The costs associated to relocate this plant made moving it uneconomical, and it had no salvage value.

H. Roger Schwall Novenber 9, 2004 Page 7

Location	Costs	Last Month Used	Discussion
Bledsoe – Seam #7	$618,000 (development costs)	September 2002

In 2002, we determined that the quality of coal was lower than anticipated, and that geologic conditions were worse than anticipated.  As a result of these factors, we decided to abandon the mine in 2002.

McCoy Elkhorn – Tipple and related facilities	$758,000 (fixed assets)	1999

During 1999, this preparation plant was used until it was replaced by a preparation plant facility closer to the mines.  In 2002, we determined that these facilities would not be reactivated, and, as a result of the abandonment, the costs were written off.

Leeco – Mine #78	$492,000 (assets)	February 2002

Mine #78 was acquired in January 2001.  The mine was activated and produced coal into 2002.  The opening to the mine also provided access to Mine #68.  This mine was not successfully operated as a stand-alone mine, and the production-related facilities were shut down in 2002.  The remaining reserves associated with this mine were accessed from a different mine (Mine #68).

We performed an impairment test of our long lived assets as of December 31, 2002 under the provisions of SFAS No. 141.  Our impairment analysis for 2002 did not contemplate any cash flows generated from the above assets.  No impairment charges were recognized because the undiscounted cash flows provided from the use of the long-lived assets exceeded their recorded book values.

H. Roger Schwall Novenber 9, 2004 Page 8

Note – 1(u) Adoption of New Accounting Pronouncements, page F-15

3.	We note your reconciliation of your 2003 asset retirement obligations. Tell us the reasons you indicate that no liabilities were incurred in 2003. It appears from your disclosures that mining activities were ongoing during the year, thus it is unclear how no amount of asset retirement obligations were incurred.

Response:

In general, our mines are deep mines and, once they are faced up (i.e., disturb the outside), there is no need to accrue any additional liability because, even though mining operations are ongoing, there is no further surface disturbance.  The deep mines represent substantially all of our asset retirement obligation.  During 2003, no mines were opened due to our financial position.  We did have two surface mines in operation during 2003, both of which were operated by independent contractors.  These surface mines were on property that we leased, and the independent contractors have the obligation to remediate the property upon completion of the mining operations.  As a result, we incurred no asset retirement liabilities in 2003.

______________________________________

            The Staff is requested to direct any questions regarding this amendment and the responses made in this letter to the undersigned at (404) 815-6444 or to Neil Falis at (404) 815‑6609.

            Thank you for your assistance and prompt attention to this matter.

Sincerely, /s/ David A. Stockton David A. Stockton

Cc:       Peter T. Socha
            Michael McCoy
            Kevin Stertzel